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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                            (AMENDMENT NO.  ___ )*


                            Equivest Finance, Inc.
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                               (Name of Issuer)


                                 Common Stock
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                        (Title of Class of Securities)


                                   29476H403
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                                (CUSIP Number)


                                R. Perry Harris
                                115 Long Wharf
                                 P.O. Box 2000
                              Newport, RI  02840
                                (401) 845-0100
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)


                                AUGUST 28, 1998
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Note:  Six copies of this statement, including all exhibits, should be filed
with the Commission.   See Rule 13d-1(a) for other parties to whom copies are to
be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                  SCHEDULE 13D
-------------------------------
CUSIP NO.           29476H403
-------------------------------

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      R. Perry Harris
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2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [_]
                                                                       (b) [_]
      Not Applicable
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3  SEC USE ONLY

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4  SOURCE OF FUNDS*

      OO
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5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) or 2(e)                                                            [_]

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6  CITIZENSHIP OR PLACE OF ORGANIZATION
      United States

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    NUMBER OF                 7  SOLE VOTING POWER
     SHARES                         3,040,000 shares
   BENEFICIALLY
     OWNED BY
       EACH
    REPORTING
     PERSON
      WITH
--------------------------------------------------------------------------------
                              8  SHARED VOTING POWER
                                    None

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                              9  SOLE DISPOSITIVE POWER
                                    3,040,000 shares

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                              10 SHARED DISPOSITIVE POWER
                                    None

--------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON            [_]

      3,040,000 shares
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12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

      Not Applicable
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13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      12.1%
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14  TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

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ITEM 1.   SECURITY AND ISSUER
------    -------------------

          This Statement relates to the Common Stock, par value $.05 per share (the "Shares"), of Equivest Finance, Inc., a Florida corporation ("Equivest"), which has its principal executive offices at 2 Clinton Square, Syracuse, New York 13202.

ITEM 2.   IDENTITY AND BACKGROUND
------    -----------------------

          This Statement is filed by R. Perry Harris ("Mr. Harris"). Mr. Harris's business address is 115 Long Wharf, P.O. Box 2000, Newport, Rhode Island 02840.

          Mr. Harris is the founder and Chief Executive Officer of Eastern Resorts Corporation ("Eastern Resorts"). Eastern Resorts is engaged in the development and management of vacation resorts. Eastern Resorts' principle business and office address is 115 Long Wharf, P.O. Box 2000, Newport, Rhode Island 02840. As a result of the Merger (as defined below) Mr. Harris is to be appointed to the Board of Directors of Equivest as of the fifth business day following the consummation of the Merger.

          During the last five years, Mr. Harris has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          Mr. Harris is a citizen of the United States.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
------    -------------------------------------------------

          Equivest, ERC Acquisition Corp. (a wholly owned subsidiary of Equivest) and Eastern Resorts entered into an Agreement and Plan of Merger, dated as of July 17, 1998 (the "Merger Agreement"), pursuant to which Eastern Resorts has merged with ERC Acquisition Corp. (the "Merger"), Eastern Resorts became a wholly owned subsidiary of Equivest and the outstanding common stock of Eastern Resorts was converted into the right to receive Shares and cash. The Merger was consummated on August 28, 1998. As a result of the Merger, Mr. Harris acquired 3,040,000 Shares and $14,250,000 in cash.

ITEM 4.   PURPOSE OF TRANSACTION
------    ----------------------

          On August 28, 1998, Mr. Harris received 3,040,000 Shares in the Merger. Pursuant to the Stockholders' Agreement, dated as of August 24, 1998 (the "Stockholders Agreement"), by and among Equivest, Mr. Harris and Karen Harris, Mr. Harris is to be appointed to the Board of Directors of Equivest as of the fifth business day following the consummation of the Merger.

          Pursuant to the Stockholders Agreement, Mr. Harris has certain registration rights with respect to the Shares. Depending on, among things, market or other conditions, Mr. Harris may determine to dispose of Shares in accordance with such registration rights, including by participating in the 1998 Offering (as defined in the Stockholders Agreement).

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          Other than as set forth herein, Mr. Harris does not have any plans or proposals which relate to or would result in any of the matters referred to in Items 4(a)-(j) of Schedule 13D.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER
------    ------------------------------------

          (a) Mr. Harris is the beneficial owner of 3,040,000 Shares, representing approximately 12.1% of the issued and outstanding Shares (based on 21,905,706 Shares outstanding at July 31, 1998, as reported on Equivest's Quarterly Report on Form 10-QSB for the quarter ended June 30, 1998, plus the
3.2 million Shares issued in the Merger). Karen Harris, Mr. Harris's wife, is the beneficial owner of 160,000 Shares, which she received in the Merger. Mr. Harris disclaims beneficial ownership of the Shares held by his wife.

          (b) Mr. Harris has the sole power to vote or to direct the vote and the sole power to dispose or direct the disposition of the 3,040,000 Shares he beneficially owns.

          (c) Except as set forth in this Statement, Mr. Harris has not effected any transactions in the Shares in the past 60 days.

          (d) To the knowledge of Mr. Harris, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by Mr. Harris.

          (e)  Not Applicable.

ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS
------    OR RELATIONSHIPS WITH RESPECT TO SECURITIES
          OF THE ISSUER
          -------------------------------------------

          Mr. Harris acquired 3,040,000 Shares pursuant to the Merger Agreement. Pursuant to the Stockholders Agreement, Mr. Harris has certain registration rights with respect to the Shares that he beneficially owns. The Stockholders Agreement also provides for Mr. Harris's appointment as a director of Equivest. Under the Stockholders Agreement, until such time as Mr. Harris and Karen Harris no longer beneficially own an aggregate at least 10% of the outstanding Shares or 25% of their initial holdings, if less, Equivest will recommend Mr. Harris for election as a director of Equivest, subject to the terms of the Stockholders Agreement. Pursuant to a five year Employment Agreement between Eastern Resorts and Mr. Harris, Mr. Harris will be entitled to be granted stock options covering up to 60,000 Shares, at the then fair market value, per annum, based on the performance of Eastern Resorts. The descriptions of the Merger Agreement, the Stockholders Agreement and the Employment Agreement contained herein are qualified by reference to the full text of these agreements, which are included as exhibits hereto and incorporated herein by reference.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS
------    --------------------------------

          1. Agreement and Plan of Merger, dated as of July 17, 1998, by and among Equivest Finance, Inc., ERC Acquisition Corp. and Eastern Resorts Corporation.

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          2.  Stockholders' Agreement, dated as of August 24, 1998, by and among
Equivest Finance, Inc., R. Perry Harris and Karen Harris.

          3. Employment Agreement, dated as of August 24, 1998, between ERC Acquisition Corp. and R. Perry Harris.

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SIGNATURE
---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, correct and complete.


September 8, 1998                              By:  /s/ R. Perry Harris
                                                   -----------------------

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                                 EXHIBIT INDEX
                                 -------------

Exhibit
  No.                                   Document
-------    ---------------------------------------------------------------------

   1 Agreement and Plan of Merger, dated as of July 17, 1998, by and among Equivest Finance, Inc., ERC Acquisition Corp. and Eastern Resorts Corporation.*

   2 Stockholders' Agreement, dated as of August 24, 1998, by and among Equivest Finance, Inc., R. Perry Harris and Karen Harris.

   3 Employment Agreement, dated as of August 24, 1998, between ERC Acquisition Corp. and R. Perry Harris.

* Incorporated by reference to Exhibit 10.1 to Equivest Finance, Inc.'s Quarterly Report on Form 10-QSB for the quarter ended June 30, 1998.

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